UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 30 July 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

30 July 2014

Allied Irish Banks, p.l.c ("AIB") announces results for the half year ended 30 June 2014
Return to Profitability -- €1.3bn improvement in performance

H1 2014 Key Highlights
•	Profit before tax from continuing operations of €437m, a €1.3bn improvement in performance compared to H1 2013 with funding and capital positions stable and improving
•	Net Interest Margin excluding ELG of 1.60%, a 32bps increase from H1 2013
•	Approved a total of c.€5.6bn in lending in H1 2014, a c.33% increase vs. the same period in 2013 of which c. €4.6bn was lending approvals to the Irish economy
•	Total impaired loans decreased by c.€2.9bn or 10% since December 2013
•	The total number of accounts in arrears in the Irish residential mortgage portfolio declined by 6% in H1 2014 with total accounts in arrears for owner occupier mortgages down 9%

CEO Comment
Commenting on the results David Duffy CEO said:

"AIB has achieved its stated aim of returning to sustainable profitability on a post provision basis in 2014 with our half year results reflecting strong improvements in margins, funding position and capital ratios. The Group has demonstrated its capacity to support economic recovery with loan approvals, including the UK, of c.€5.6bn, up 33% year on year. Our mortgage arrears and overall levels of impaired loans are reducing and our performance in the first half of the year saw a material reduction in provision charges. As the Irish economy and the bank recovers, we remain focused on growth and maximising value for the Irish State, as 99.8% shareholder, and all other stakeholders over time."

Summary H1 2014 metrics relative to H1 2013
•	Total income up 36% to €1.25bn
•	NIM of 1.60%, up from 1.28%
•	Operating expenses down 9%* or €68m
•	Pre-provision operating profit of €560m, €395m higher than H1 2013
•	Total provisions down 88% to €92m
•	Profit before tax of €437m an improvement of €1.3bn
*(excluding exceptional costs)

Balance Sheet and Funding Position Improving
•	Loan to deposit ratio of 96%, down 4% from end 2013 reflecting lower net loans and increased customer accounts (including repos)
•	Monetary Authority Funding of €3.7bn, a reduction of 71% from end 2013
•	€1bn in debt capital market issuances during 2014
•	NAMA senior bonds - reduction of €3.8bn or 24% from end 2013
•
Increasing capital position with a pro-forma Common Equity Tier ("CET") 1 transitional ratio of 16.1% and a pro-forma fully loaded CET 1 ratio of 11.8%(1) which includes the benefit of retained profits in the period which are unaudited. Excluding the retained profits, the transitional CET 1 ratio is 15.2% and the fully loaded CET 1 ratio is 10.8%(1).

•	Total impaired loans decreased by c.€2.9bn or 10% since December 2013
•	The total number of accounts in arrears in the Irish residential mortgage portfolio declined by 6% in H1 2014 with total accounts in arrears for owner occupier mortgages down 9%
(1) Includes 2009 preference shares

Other
AIB currently has c. 523 billion shares in issue, 99.8% of which are held by the National Pensions Reserve Fund Commission (NPRFC). This includes the issuance of 500 billion ordinary shares to the NPRFC in July 2011 at a price of €0.01 per share. Based on the number of shares currently in issue and the closing share price of Monday 28 July 2014, AIB trades on a valuation multiple of c. 6x (excluding preference shares) 30 June 2014 Net Asset Value (NAV). The Group continues to note that the median for comparable European banks is c.1x NAV.

Full details on AIB's H1 2014 financial performance including all relevant disclosures and notes to financial statements can be found on AIB's website
www.aibgroup.com/investorrelations

View AIB's 2014 Half-Yearly Financial Report

http://www.rns-pdf.londonstockexchange.com/rns/6773N_-2014-7-30.pdf

-ENDS-

For further information, please contact:

Mark Bourke	Enda Johnson	Niamh Hennessy
Chief Financial Officer	Head of Corporate Affairs & Strategy	Media Relations Manager
AIB Bankcentre	AIB Bankcentre	AIB Bankcentre
Dublin	Dublin	Dublin
Tel: +353-1-6412195	Tel: +353-1-7726010	Tel: +353-1-7721382
email: mark.g.bourke@aib.ie	email: enda.m.johnson@aib.ie	email: niamh.n.hennessy@aib.ie

Forward-looking Statement
This document contains certain forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of AIB Group and certain of the plans and objectives of the Group. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'may', 'could', 'will', 'seek', 'continue', 'should', 'assume', or other words of similar meaning. Examples of forward-looking statements include among others, statements regarding the Group's future financial position, income growth, loan losses, business strategy, projected costs, capital ratios, estimates of capital expenditures, and plans and objectives for future operations. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking information. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These are discussed in more detail in AIB's Annual Financial Report 2013 which has been filed on Form 20-F with the US Securities and Exchange Commission. In addition to matters relating to the Group's business, future performance will be impacted by Irish, UK and wider European and global economic and financial market considerations. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made. The Group cautions that the foregoing list of important factors is not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and events when making an investment decision based on any forward-looking statement.

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 30 July 2014

By: ___________________

                                                                                                                                             Mark Bourke
    Chief Financial Officer
       Allied Irish Banks, p.l.c.